Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 14, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	3Q04 Financial Results Call

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan") will be hosting a conference call to discuss its Third Quarter 2004 financial results that will be released at 9:30 a.m. Eastern time (7:30 a.m. Mountain time, 2:30 p.m. GMT) on Thursday, October 28, 2004.

The conference call will be held the same day on Thursday, October 28, 2004 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time, 4:00 p.m. GMT). Those who wish to participate are invited to dial (416) 640-4127.

The conference call hosts will be Bernard F. Isautier, President and Chief Executive Officer and Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer.

Those who are unable to participate by telephone in person at the specified timemay listen in to the call via a live webcast feed which can be accessed from either PetroKazakhstan’s or Canada NewsWire’s websites. A recording of the conference call may be listened to in its entirety by calling (416) 640-1917 and specifying the code 21098003#. This recording will be available until November 4th. The archived webcast will be available until November 28th.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company’s website can be accessed at www.petrokazakhstan.com and Canada NewsWire’s website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3 Telephone (403) 221-8435 Fax: (403) 221-8425